February 23, 2012

Mr. Jeffrey Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Kennametal Inc.

Form 10-K for the fiscal year ended June 30, 2011

Filed August 11, 2011

Form 10-Q for the period ended December 31, 2011

Filed February 8, 2012

File No. 001-05318

Dear Mr. Jaramillo:

In response to your February 15, 2012 letter containing comments regarding the above-referenced Exchange Act filings, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following the comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact Martha A. Bailey, Vice President Finance and Corporate Controller, at 724.539.5826, or me at 724.539.4617.

Sincerely,

/s/ Frank P. Simpkins
Frank P. Simpkins Vice President and Chief Financial Officer

Mr. Jeffrey Jaramillo
February 23, 2012

Form 10-Q for the quarterly period ended December 31, 2011

Liquidity and Capital Resources, page 25

1.	We note from your revised disclosure on page 25 that as of December 31, 2011, the amount of cash, cash equivalents, and short term intercompany advances held by foreign subsidiaries that would not be available for use in the United States, without incurring U.S. federal and state income tax consequences was approximately $290 million. With a view towards future disclosure, please provide us with the amounts associated with each component (i.e. cash, cash equivalents, and short term intercompany advances held by foreign subsidiaries). Additionally, please explain the nature of these intercompany advances and clarify if these intercompany advances held by your foreign subsidiaries are intercompany receivables or payables. Also, explain if the amounts are due from or due to your domestic U.S. subsidiaries or non-U.S. subsidiaries. Furthermore, please explain why you would incur U.S. federal and state income tax consequences if you repatriate these intercompany advances held by foreign subsidiaries to the United States.

Response

The Company acknowledges this comment and will, in future filings beginning with its third quarter Form 10-Q to be filed in May 2012, include in the Liquidity and Capital Resources section further disclosure about the amounts in cash and cash equivalents and short term intercompany advances held by our foreign subsidiaries as well as the nature of these intercompany advances held by our foreign subsidiaries.

As of December 31, 2011, cash and cash equivalents of $115 million and short term intercompany advances made by our foreign subsidiaries to our United States (U.S.) parent of $175 million would not be available for use in the U.S. on a long term basis, without incurring U.S. federal and state income tax consequences. These short term intercompany advances are in the form of intercompany loans made over quarter end to repay borrowings under our revolving credit agreement and have a duration of not more than fourteen days.

If we were to repatriate these intercompany advances held by our foreign subsidiaries to the United States we would incur U.S. federal tax consequences under §316 of The Internal Revenue Code of 1986, as amended (“IRC”), which states that dividends include the distribution of property. Further, under IRC §317 the term “property” as defined means money, securities and any other property; except the stock of the corporation making the distribution.

Mr. Jeffrey Jaramillo
February 23, 2012

2.	Based on the aforementioned disclosure, it appears that the majority of your cash and cash equivalents balance is held by your foreign subsidiaries and is not available for use in the United States without incurring U.S. federal and state income tax consequences. With a view towards future disclosure, please explain how you have met and will continue to meet your U.S. domestic liquidity needs without repatriating these funds held by your foreign subsidiaries to the U.S., which would cause you to incur U.S. federal and state income tax consequences.

Response

The Company acknowledges this comment and will, in future filings beginning with its third quarter Form 10-Q, to be filed in May 2012, include in the Liquidity and Capital Resources section further disclosure about how we have met and will continue to meet our U.S. domestic liquidity needs without repatriating these funds held by our foreign subsidiaries to the U.S.

As stated in our Form 10-Q for the period ended December 31, 2011, we consider the unremitted earnings of our foreign subsidiaries that have not been previously taxed in the U.S., to be permanently reinvested. We have met, and anticipate that we will continue to meet for the forseeable future, our U.S. liquidity needs through domestic cash flow generation and our $600 million 2011 Credit Agreement. The cash and cash equivalents and short term intercompany advances held by our foreign subsidiaries are not required to meet domestic liquidity needs.

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